SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 1-14880

NOTIFICATION OF LATE FILING

(Check One):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form N-SAR

For Period Ended: March 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lions Gate Entertainment Corp.

Full Name of Registrant

Former Name if Applicable

2700 Colorado Avenue, Suite 200

Address of Principal Executive Office (Street and Number)

Santa Monica, California 90404

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     We have devoted significant resources to complete (a) the preparation of our consolidated financial statements for the year ended March 31, 2005 and (b) management’s assessment of internal control over financial reporting that is required for the first time in connection with our Annual Report on Form 10-K for the year ended March 31, 2005 under Section 404 of the Sarbanes-Oxley Act of 2002. The substantial amount of time required to complete our testing and assessment in combination with our focus on material initiatives such as completing the integration of Artisan Entertainment, capital raising activities and other strategic transactions has prevented us from filing our annual report on Form 10-K by the prescribed filing deadline of June 14, 2005 without unreasonable effort or expense. We intend to file our Form 10-K within the extension period.

PART IV— OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Wayne Levin	(310)	449-9200

(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☑ Yes  ☐ No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☑ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For fiscal 2004 we experienced a net loss while for fiscal 2005 we are anticipating net income. See Part III for the reason why a reasonable estimate of the results cannot be made at this time.

Lions Gate Entertainment Corp.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2005	By:	/s/ Wayne Levin
Wayne Levin
Executive Vice President, Corporate Operations

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